# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### August 8, 2016

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933 AND THE
## SECURITIES EXCHANGE ACT OF 1934

### Acceleron Pharma Inc.
### File Nos. 333-190417 and 001-36065
### CF#33985

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      Acceleron Pharma Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.6, 10.7 and 10.8 to a Form S-1 filed on August 7, 2013, as amended, as modified by Exhibits 10.6 and 10.8 refiled with fewer redactions as Exhibits 10.1 and 10.3 to a Form 10-Q filed on August 4, 2016.

      Based on representations by Acceleron Pharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.6 to Form S-1 filed August 7, 2013 | through July 3, 2019 |
| Exhibit 10.7 to Form S-1 filed August 7, 2013 | through July 3, 2019 |
| Exhibit 10.8 to Form S-1 filed August 7, 2013 | through July 3, 2019 |
| Exhibit 10.1 to Form 10-Q filed August 4, 2016 | through July 3, 2019 |
| Exhibit 10.3 to Form 10-Q filed August 4, 2016 | through July 3, 2019 |

      For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary